[United Acquisition Corp. I Letterhead]

January 27, 2026

VIA EDGAR

Division of Corporation Finance,

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Stacie Gorman

Re:	Acceleration Request for United Acquisition Corp. I Registration Statement on Form S-1 (File No. 333-291904)

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, United Acquisition Corp. I (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-291904 (the “Registration Statement”) be accelerated so that it will become effective at 4:00 P.M., New York City time, on January 28, 2026, or as soon as practicable thereafter, or at such other time as the Company or its outside counsel, Sullivan & Cromwell LLP, requests by telephone that such Registration Statement be declared effective.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Mario Schollmeyer at Sullivan & Cromwell LLP at (212) 558-3287.

Securities and Exchange Commission January 27, 2026

Sincerely,

United Acquisition Corp. I

By	/s/ Paul Packer
Name:	Paul Packer
Title:	Chief Executive Officer, Chief Financial Officer and Director

cc:	Mario Schollmeyer
(Sullivan & Cromwell LLP)